T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

April 16, 2010 TSX-V Trading symbol: LVN
 Berlin & Frankfurt:  LO9

INVESTOR RELATIONS SERVICES

Levon Resources Ltd. (the “Company”) announces that it has entered into an agreement with Luc Lesage to provide investor relations services. Mr. Lesage will be responsible for communicating with the investment community, including liaising with the Company’s shareholders and prospective shareholders.

In consideration for the services rendered, the Company has agreed to pay Mr. Lesage the amount of $4,000 per month on a month to month basis unless terminated upon 30 days’ notice by either party.

The Company deals with Mr. Lesage on an arm’s length basis.

Levon is a junior gold and precious metals exploration company exploring the Cordero silver, gold, zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico.  The Las Mesas gold-silver-lead-zinc project, Durango, Mexico. The Norma Sass and Ruf claims  located near the Pipeline gold deposit, which is being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA.  The Company also holds key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

LEVON RESOURCES LTD.
“Ron Tremblay”
____________________________________
Ron Tremblay
President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.